SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Health Sciences Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

42223A 10 0 (CUSIP Number)

February 26, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 42223A 10 0	13G	Page 2 of 5

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

UTEK Corporation 59-3603677
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power

2,081,703
(6) Shared Voting Power

0
(7) Sole Dispositive Power

2,081,703
(8) Shared Dispositive Power

0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,081,703
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11)	Percent of Class Represented by Amount in Row (9)

3.7%[1]
12)	Type of Reporting Person (See Instructions)

CO

CUSIP No. 42223A 10 0	13G	Page 3 of 5

[1]	Based on the number of outstanding shares of common stock of Health Sciences Group, Inc. disclosed in the Health Sciences Group, Inc. Form 10-QSB for quarter ended September 30, 2006, and held by UTEK Corporation as of February 26, 2007.

Item 1	(a).	Name of Issuer:

Health Sciences Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Howard Hughes Center 6080 Center Drive, 6th Floor Los Angeles, CA 90045

Item 2	(a).	Name of Person Filing:

UTEK Corporation

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

2109 East Palm Avenue Tampa, FL 33605

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $0.001 per share

Item 2	(e).	CUSIP Number:

42223A 10 0

Item 3	(a).	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 42223A 10 0	13G	Page 4 of 5

Item 4.	Ownership:

With respect to the beneficial ownership of shares of common stock of Health Sciences Group, Inc. by UTEK Corporation, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42223A 10 0	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2007

/s/ Carole R. Wright
Carole R. Wright, CPA Chief Financial Officer